UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 331-261550 and 333-270088) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (“Ascendis” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On May 30, 2023, Ascendis held its Annual General Meeting. 49,844,509 ordinary shares of Ascendis (which includes 49,826,535 ordinary shares represented by American Depositary Shares), representing in total 86.94% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan as chairman of the meeting.

Shareholders holding 49,822,744 ordinary shares voted in favor of the proposal.

Shareholders holding 2,327 ordinary shares voted against the proposal and shareholders holding 19,438 ordinary shares abstained from voting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report (including Sustainability and P-ESG report) and resolved to discharge the Board of Directors (the “Board”) of the Company and management from liability.

Shareholders holding 49,616,080 ordinary shares voted in favor of the proposal.

Shareholders holding 197,558 ordinary shares voted against the proposal and shareholders holding 30,871 ordinary shares abstained from voting.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved that the consolidated loss for the year ended December 31, 2022 of EUR 583.2 million be carried forward to the year ending December 31, 2023 through recognition in accumulated deficit.

Shareholders holding 49,838,762 ordinary shares voted in favor of the proposal.

Shareholders holding 1,400 ordinary shares voted against the proposal and shareholders holding 4,347 ordinary shares abstained from voting.

Agenda Item 5: Election of Board Members

Ascendis shareholders elected Jan Møller Mikkelsen, Lisa Morrison, William Carl Fairey Jr. and Siham Imani as Class I directors, with the term for each such Board member to expire at the Annual General Meeting of the Company to be held in 2025.

Shareholders holding 49,712,446 ordinary shares voted in favor of Jan Møller Mikkelsen. Shareholders holding 132,063 ordinary shares abstained from voting.

Shareholders holding 47,014,541 ordinary shares voted in favor of Lisa Morrison. Shareholders holding 2,829,968 ordinary shares abstained from voting.

Shareholders holding 47,375,722 ordinary shares voted in favor of William Carl Fairey Jr. Shareholders holding 2,468,787 ordinary shares abstained from voting.

Shareholders holding 47,375,729 ordinary shares voted in favor of Siham Imani. Shareholders holding 2,468,780 ordinary shares abstained from voting.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shareholders holding 49,269,086 ordinary shares have voted in favor of the proposal.

Shareholders holding 575,423 ordinary shares abstained from voting.

Agenda Item 7: Proposals from the Board and/or Shareholders

7 – Proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board granting authorization to the Board to purchase shares in accordance with the Danish Companies Act, Section 198 or American Depositary Shares representing a corresponding amount of shares in the Company as treasury shares.

The Board specifically proposed the following authorization:

“The Board of Directors is authorized, in accordance with the Danish Companies Act, Section 198, during the period until 29 May 2028 on one or more occasions to purchase up to nominal DKK 1,000,000 shares or American Depositary Shares representing a corresponding amount of shares in the Company as treasury shares. The minimum price per share shall be DKK 1 and the maximum price per share shall not exceed the market price.”

Shareholders holding 49,490,450 ordinary shares voted in favor of the authorization.

Shareholders holding 193,190 ordinary shares voted against the proposal and shareholders holding 160,869 ordinary shares abstained from voting.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: June 1, 2023	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer